[redacted]

09059473

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POND EQUITIES CORP

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
103

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 ROSALIND PLACE
(No. and Street)

LAWRENCE (City) NY (State) 11559 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EZRA BIRNBAUM 516 371-4913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVITIN, HARVEY
(Name – *if individual, state last, first, middle name*)

5 VAN WINKLE ROAD (Address) MONSEY (City) NY (State) 10952 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EZRA BIRNBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POND EQUITIES, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ESTHER M. ZELMANOVITZ
Notary Public, State of New York
No. 02ZE6072299
Qualified in Nassau County
Commission Expires 04/01/2010

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvey Levitin
Certified Public Accountant
5 Van Winkle Road
Monsey, NY 10952
(845) 354-9552

Independent Auditor's Report

Board of Directors
Pond Equities

I have audited the accompanying statement of financial condition of Pond Equities, as of December 31, 2008, and the related statements of loss, changes in sole proprietors' capital, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pond Equities, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose or forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey Levitin CPA
Monsey, New York
February 25, 2009

Harvey Levitin
5 Van Winkle Road
Certified Public Accountant
Monsey, NY 10952
(845) 354-9552

Report on Compliance and on Internal Control over Financial Reporting based on an Audit of Financial Statements performed in accordance with Rule 17a-5(g)1 of the Securities and Exchange Commission

Board of Directors
Pond Equities

I have examined the financial statements of Pond Equities for the year ended December 31, 2008, and have issued my report thereon dated February 25, 2009. As part of my examination, I made a study evaluation of the company's system of internal accounting controls, (which includes the procedures for safeguarding securities to the extent I considered necessary to evaluate the system), as required under generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)1 of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pond Equities that I considered relevant to the objectives stated in rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital rule under Rule 17a-3(a) (11) and reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verification, and comparisons, and the recordation of differences required by Rule 17a-3; (3) in complying with the requirements for prompt payment of securities of section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the commissions' above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Pond Equities

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to any future periods, is subject to the risk that they may become inadequate because changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pond Equities taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2008 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission and should not be used for any other purpose.

Harvey Levitin CPA
Monsey, New York
February 25, 2009

Pond Equities
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	15,942
Receivable from broker-dealers and clearing organizations		443,825
Marketable Securities Owned - at Market Value		310,256
Other Assets		15,000
Total Assets	$	785,023

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	117,387
Loan Payable - Stockholder		100,000
Total Liabilities		217,387
Stockholders' Equity		
Common Stock - 100 shares authorized, issued and outstanding		500
Additional Paid-in Capital		46,300
Retained Earnings		520,836
Total Stockholders' Equity		567,636
Total Liabilities and Stockholders' Equity	$	785,023

See independent auditor's report and notes to financial statements.

Pond Equities
Statement of Loss
Year Ended December 31, 2008

Revenues	
Commission Income	$ 2,439,589
Trading Losses	(461,159)
Interest and Dividend Income	29,440
	2,007,870
Expenses	
Salaries	1,282,961
Payroll taxes	68,274
Professional services	95,597
Travel and selling	181,946
Insurance	113,548
Dues	72,588
Delivery and auto	80,994
Rent	55,000
Communications	39,084
Advertising	37,000
Office	19,900
Employee benefits	17,360
Interest expense	7,500
Utilities	7,556
Bad debts	18,023
Computer services	5,661
	2,102,992
Income before provision for income taxes	(95,122)
Provision for income taxes	425
Net Loss	$ (95,547)

See independent auditor's report and notes to financial statements.

Pond Equities
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net Loss	$ (95,547)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	(157,373)
Marketable Securities Owned - at Market Value	1,115,816
Other Assets	55,767
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	(478,141)
Securities sold, not yet purchased, at market value	(65,427)
Total Adjustments	470,642
Net Cash provided by operating activities	375,095
Cash flows from financing activities:	
Stockholders' Distributions	(375,000)
Net Cash used in financing activities	(375,000)
Increase in Cash	95
Cash at beginning of the year	15,847
Cash at end of the year	$ 15,942
Supplemental cash flows disclosures:	
Income tax payments	$ 425
Interest payments	$ 7,500

See independent auditor's report and notes to financial statements.

Pond Equities
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2008	$ 500	$ 46,300	$ 991,383
Net Loss			(95,547)
Stockholders' Distributions			(375,000)
Balances at December 31, 2008	$ 500	$ 46,300	$ 520,836

See independent auditor's report and notes to financial statements.

Pond Equities
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2008

Subordinated Borrowings at January 1, 2008	$ 100,000
Increase (Decrease)	(100,000)
Subordinated Borrowings at December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements.

Pond Equities
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of 12/31/2008

Computation of Net Capital	
Total Ownership Equity	$ 567,636
Less: Non-Allowable Assets	(15,000)
Net Capital before Haircuts	552,636
Haircuts:	
Other Securities	913
Money Market	5,380
Govt Treasury Bond	6,083
Total Haircuts	12,376
Net Capital	$ 540,260
Computation of Aggregate Indebtedness	
Total Liabilities	$ 217,387
Total Aggregate Indebtedness	$ 217,387
Percentage of Aggregate Indebtedness to Net Capital	40%
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 14,492
Minimum Net Capital Requirement	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 440,260
Excess Net Capital at 1000%	$ 518,521

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditor's report on additional information.

Pond Equities
Notes to Financial Statements
December 31, 2008

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking. The accompanying financial statement has been presented on the accrual basis of accounting.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for federal income tax since federal income taxes are imposed on the stockholders' of the Company. New York State Franchise and Surcharge taxes, and New York City Corporation taxes are provided for in the financial statements.

3. Loan Payable Stockholder

The borrowings under subordination agreements which became due March 31, 2008 were not renewed and were converted to a non subordinated loan, payable to the sole stockholder of the Company. The loan is non interest bearing and the amount owed as of December 31, 2008 is $100,000.

4. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 the Company had net capital of $540,260, which was $440,260 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was .40 to 1 as of December 31, 2008.

5. **Rule 15c3-3**

The Company has elected not to be subject to the provisions of Rule 15c3-3 and does not maintain a "Special Reserve Bank Account".

The Company maintains possession or control of all customers' fully paid securities. Any exception would be due to temporary lags resulting from normal business operations.

6. **Subsequent Events**

In April of 2008 the Company was informed by their clearing agent that they would be cancelling their agreement and would no longer be clearing the Company's trades. The Company was allowed to continue to clear trades until December 31, 2008. Effective January 1, 2009 the Company no longer was able to clear retail trades and suspended its retail operations until the time that they are able to establish a new clearing agreement, which they are pursuing. Effective January 2009 the Company began to eliminate all expenditures that were related to its retail business including, but not limited to, terminating employees, communication contracts and its lease. Currently the Company's primary source of revenue is proprietary trading and banking.